SteadyLaw Group, LLP

Wade Huettel, CA Bar Number 231278 Luis Carrillo*, CA Bar number 237540 *Also admitted in NY & NJ	501 W. Broadway, Suite 800 San Diego, CA 92101 Telephone (619) 399-3090 Telecopier (619) 330-1888 www.steadylaw.com

January 25, 2007

Gregory S. Belliston
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:  Kinder Travel, Inc. File No. 333-135689
SEC Comment letter dated January 22, 2007

Dear Mr. Belliston:

On behalf of Kinder Travel, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of January 22, 2007 pertaining to the Company’s Form SB-1 as filed with the Securities & Exchange Commission (the “Commission”) on July 11, 2006, as amended.

Specific to your comments, our responses below are in addition to those filed via the Edgar system on January 25, 2007:

Registration Statement Cover Letter

1.	We have updated the remuneration table in the Registration Statement to include information for 2006.

2.
In response to your comment 2, we have revised the September 30, 2006 cash flow statement to exclude the accrual of capitalizable website development costs. We have added the following note to the financial statements to disclose it as a non-cash investing activity and to confirm that the payment of this accrual will be reflected in future periods as a cash flow from investing activities:

Non-Cash Investing Activity

The Company accrued $ 7,108 as an asset on the Balance Sheet for capitalizable website development costs for work performed on the Company’s website in the quarter ended September 30, 2006 but not invoiced by the developer until the following period. These fees are not reflected on the Statement of Cash Flows since they will not affect the Company’s cash position until paid. As payments are applied to this accrual, these payments will be reflected as "Cash Flow from Investing Activities" in the period in which the payments are made.

In addition to the above, we have included herewith a copy of the marked up version of the Registration Statement for your review, along with copies of other revised documents.

A copy of this letter and the Registration Statement will also be filed via the EDGAR system on January 25, 2007.

Thank you for your courtesies with respect to this matter and we appreciate your suggested comments and revisions. Please feel free to contact the undersigned directly at (619) 399-3102 to further discuss this matter.

Very truly yours,
STEADYLAW GROUP, LLP

/s/ Luis Carrillo

Luis Carrillo, Esq.

LC:abm
cc: Kinder Travel, Inc.